[OpenTable, Inc. Letterhead]

September 27, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-6010

Attention:                                         Jennifer Thompson

Sondra Snyder

Andrew Blume

Re:                             OpenTable, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 001-34357

Ladies and Gentlemen:

OpenTable, Inc. (“OpenTable” or the “Company”) hereby confirms receipt of the letter dated September 17, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2011.  We are responding to the Staff’s comments, as set forth below.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.              We note that the Income (loss) from operations of your International segment reduces consolidated income from operations in a materially disproportionate way.  The reasons for this trend have not been adequately explained in your Management’s Discussion and Analysis.  In future filings please revise your Management’s Discussion and Analysis to provide a discussion of Income (loss) from operations on a segmental basis.  To the extent that the losses of this segment are disproportionately funded by your North America segment, please provide a discussion of your liquidity and capital resources on a segmental basis as well.  Please refer to Section 501.06.a of the Codification of Financial Reporting Releases.

Response:  We acknowledge the Staff’s comment and we will revise our disclosures in future filings, beginning with our quarterly report on Form 10-Q for the period ending September 30, 2012.

Notes to Consolidated Financial Statements, page 57

5. Goodwill and Intangible Assets, page 70

2.              Given the amount of goodwill on your balance sheets is material, please consider the following guidance when preparing your upcoming Form 10-K.  Please tell us, with a view toward future disclosure within your Critical Accounting Policies, how you determine your reporting units and whether any components constitute a reporting unit for purposes of goodwill impairment testing.  Also tell us your methodology for determining the fair value of each reporting unit.  Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test.  Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value.  If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

•                  The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  The amount of goodwill allocated to the reporting unit;

•                  A description of the methods and key assumptions used and how the key assumptions were determined;

•                  A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:  We acknowledge the Staff’s comment and we will revise our disclosures in future filings, beginning with our quarterly report on Form 10-Q for the period ending September 30, 2012.

Further, we respectfully advise the Staff that we have determined our reporting units in accordance with ASC 350-20-35. As noted in Note 13 to our consolidated financial statements, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, the Company operates in one industry and we believe we have two reporting segments: North America and International, as defined by ASC Topic 280-Segment Reporting. We determine our reporting units for goodwill impairment testing by identifying those components below the North America and International segments that (1) constitute a business, (2) have discrete information available, and (3) are regularly reviewed and have operations assessed by management. Within the North America segment there are three components: United States, Canada and Mexico. We believe all of the North America components meet the aggregation criteria to be considered as one reporting unit. Within the International segment there are three components: United Kingdom, Germany and Japan. We have identified the United Kingdom component as the lowest level which constitutes a business. The United Kingdom is also the only international component that has goodwill associated with it. We believe the other two components of our International segment are immaterial. Therefore, we believe we have two geographical reporting units, North America and United Kingdom, and have assigned goodwill to each reporting unit accordingly.

In order to determine the fair value of each reporting unit, we rely upon internally generated five-year forecasts for sales and operating expenses, including capital expenditures, and assume a reasonable annual growth rate of cash flows for periods after the five-year forecast period. We develop our cash flow forecasts based on recently published economic data. These forecasts are used for making operating decisions and  are presented to the Board of Directors. We develop a weighted average cost of capital (“WACC”) to discount the expected future cash flows. We calculate a separate WACC for each reporting unit. In determining the WACC, we primarily consider factors such as the risk free rate of return, the market cost of debt, expected equity premiums, the volatility of each business relative to the overall market, and factors specific to a given reporting unit, which result in size premium adjustments.

During our annual impairment assessment in 2011, neither of our reporting units was at risk of failing step one of the goodwill impairment test. We have continued to monitor the market conditions since our last impairment test, and we do not believe there have been any triggering events that would make it likely for either of our reporting units to fail step one of the goodwill impairment test. We will revise our disclosure to clarify that our reporting units are not at risk of failing step one of the goodwill impairment test as the fair value of our reporting units is substantially in excess of their carrying value.

3.         You disclose that “intangibles with indefinite lives are evaluated at the reporting unit level.”  Please clarify what this statement means and clarify how your impairment analysis for indefinite-lived intangible assets complies with ASC 350-30-35-18.

Response:  We acknowledge the Staff’s comment and we will revise our disclosures in future filings, beginning with our quarterly report on Form 10-Q for the period ending September 30, 2012.

Further, we respectfully advise the Staff that we believe that our impairment analysis for indefinite-lived intangibles complies with ASC 350-30-35-18.  We determine the fair value of our indefinite-lived intangibles (currently a trademark associated with our United Kingdom business) and compare that to the carrying value of the trademark. To determine the fair value of the trademark, we rely upon internally generated five-year forecasts for sales within the United Kingdom, to which we apply a royalty rate. We develop our cash flow forecasts based on recently published economic data. These forecasts are used for making operating decisions and are presented to the Board of Directors.  We develop a weighted average cost of capital (“WACC”) to discount the expected future cash flows. In determining the WACC, we primarily consider factors such as the risk free rate of return, the market cost of debt, expected equity premiums, the volatility of each business relative to the overall market, and factors specific to a given reporting unit, which result in size premium adjustments.

*****

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Duncan Robertson, Chief Financial Officer, at (415) 344-4227 if you have any questions regarding this letter.

Very truly yours,

/s/ I. Duncan Robertson

I. Duncan Robertson
Chief Financial Officer